UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For: May 16, 2024

MAG Silver Corp.

(SEC File No. 0-50437)

#770 – 800 West Pender Street, Vancouver BC, V6C 2V6, CANADA

Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☒

Exhibits

99.1	Notice of Meeting
99.2	Management Information Circular
99.3	Form of Proxy

Date: May 16, 2024	MAG Silver Corp.

“George Paspalas”
GEORGE PASPALAS
President & CEO